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Exhibit 2

PRESS RELEASE

MEDIFAST, INC. ANNOUNCES $6.82 MILLION PRIVATE PLACEMENT

OWINGS MILLS, MD - July 25, 2003 - Medifast, Inc. (AMEX: MED) today announced that it has entered into a definitive agreement to sell 550,000 shares of common stock and warrants to purchase 82,500 shares of common stock in a private placement under the Securities Act to certain institutional investors for a total purchase price of approximately $6.82 million. The warrants are exercisable for a period of five years at an exercise price of $16.78 per share. The Company intends to use the net proceeds from the private placement for working capital, repayment of debt and general corporate purposes.

This private placement was made under an exemption from the registration requirements of the Securities Act of 1933, as amended, and purchasers may not offer or sell the securities sold in the offering in the absence of an effective registration statement or exemption from registration requirements.

This notice is issued pursuant to Rule 135c under the Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

ABOUT MEDIFAST

For over 20 years, Medifast has been engaged in the production, distribution and sale of consumable health and diet products. Medifast's product lines include: weight and disease management, meal replacement, sports nutrition and diabetic supplements. The Company has recently expanded its product development program across a wellness spectrum to include specifically tailored disease management products with the launch of Medifast Plus for Diabetics, Medifast Plus for Joint Health and Medifast Plus for Women's Health.

Investor Relations Coordinator
11445 Cronhill Drive
Owings Mills, MD 21117
1-800-638-7867   ext 8154
www.medifast.net

This release contains forward-looking statements, which may involve known, and unknown risks, uncertainties and other factors that may cause Medifast's actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Medifast cautions investors not to place undue reliance on forward-looking statements, which speak only to management's expectation on this date.

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